Exhibit 99.1

Daqo New Energy Receives “2019 Strategic Partner Award” from LONGi Green Energy

Shihezi, China – December 3, 2019 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it received the “2019 Strategic Partner Award” from LONGi Green Energy Technology Co., Ltd. (“LONGi”), the world's largest manufacturer of mono-crystalline solar products. The Strategic Partner Award was granted in recognition of Daqo New Energy’s outstanding products, consistent quality, on-time delivery, and customer service.

LONGi is the largest mono-crystalline wafer producer globally and plans to increase its production capacity to 65GW by the end of 2020. LONGi signed a three-year 112,800 MT polysilicon supply agreement with Daqo New Energy in August 2019 and is one of its largest customers for ultra-high-purity mono-grade polysilicon.

Mr. Baoshen Zhong, Chairman of LONGi, commented, "We are pleased to present the 2019 Strategic Partner Award to Daqo New Energy. Daqo New Energy has been supplying LONGi for years with ultra-high-purity polysilicon which meets our stringent quality standards. It demonstrates their ability to reliably and consistently deliver high-quality products. We are grateful for Daqo’s support and commitment and look forward to further strengthening our strategic partnership as we increase our high-efficiency mono wafer production capacity to meet fast-growing demand for solar PV products.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are honored to receive this prestigious award from LONGi which reflects the enormous amount of trust a world-leading mono wafer producer has in our ability to consistently deliver ultra-high-purity polysilicon in a timely manner. Mono-crystalline solar technology is rapidly expanding its market share. We are ideally positioned to benefit from this trend with our high-quality products, leading cost structure and growing production capacity and will continue to work closely with our partners to deliver more competitive solar PV products.”

About LONGi Green Energy Technology Co., Ltd.

Founded in 2000 and listed on the Shanghai Stock Exchange, LONGi Green Energy Technology Co., Ltd. (SH 601012) is the world’s largest manufacturer of mono-crystalline solar products. LONGi’s product line spans from mono-crystalline solar ingots and wafers to mono solar cells and mono solar modules, as well as solar power generation solution. For the year 2018, LONGi generated revenues of RMB 21.99 billion, with mono-crystalline solar wafer shipments of approximately 3.5 billion pieces, and mono-crystalline solar module shipments of 7.07GW, ranking as China’s top one solar module company by domestic module shipment. LONGi focuses on the development and production of high efficiency solar products, including PERC mono solar cells and PERC mono solar modules. Based on LONGi’s strategic expansion plan, LONGi plans to increase solar wafer capacity to 65GW by the end of 2020, from 28GW in 2018.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For more information, please visit http://ir.xjdqsolar.com

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In the US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.